Exhibit 21.1
Subsidiaries of the Registrant
     The following table sets forth, at June 30, 2009, the Registrant’s subsidiaries and their respective jurisdictions of incorporation. The Registrant owns directly or indirectly 100% of the voting securities of each of the subsidiaries listed below.

Continucare Managed Care, Inc.	Florida

Continucare Medical Management, Inc.	Florida

Continucare Payment Corporation	Florida

Continucare Physician Practice Management, Inc.	Florida

Sunset Harbor Home Health, Inc.	Florida

Continucare Clinics, Inc.	Florida

Continucare MSO, Inc.	Florida

Continucare MDHC, LLC	Florida

CNU Blue 2, LLC	Florida

Seredor Corporation	Florida